Exhibit 99.1

News Release

August 4, 2023

TELUS reports resilient operational and financial results for second quarter 2023

Total customer growth of 293,000, up 46,000 over last year, a second quarter record, driven by healthy demand for our leading portfolio across Mobility and Fixed services

Strong Mobility results including Mobile Phone net additions of 110,000, our best second quarter since 2010, and record second quarter Connected Device net additions of 124,000; industry-leading blended churn of 0.91 per cent and ARPU growth of 1.8 per cent

Robust second quarter Fixed customer net additions of 59,000, including 35,000 internet customer additions, powered by leading customer loyalty in combination with TELUS’ PureFibre network

Resilient quarterly financial results including Consolidated Operating Revenue and Adjusted EBITDA growth of 13 per cent and 5 per cent, respectively, and Free Cash Flow growth of 36 per cent; Net Income lower by 61 per cent on higher depreciation and amortization, interest, and restructuring and other costs; TTech segment Operating Revenues and Adjusted EBITDA expanded by 14 and 8.1 per cent, respectively

Quarterly dividend declared of $0.3636, an increase of 7.4 per cent over the same period last year, and yielding over 6 per cent per share

Targeting Consolidated Operating Revenue and Adjusted EBITDA growth for 2023 of 9.5 to 11.5 per cent and 7 to 8 per cent, respectively, reflecting TELUS International’s (TI) updated annual outlook as issued in July; implied annual financial growth target for TTech operating segment remains unchanged and aims to mitigate near term TI shortfalls at the lower end of Original 2023 Consolidated Revenue and EBITDA guidance

Updating Free Cash Flow guidance for 2023 to approximately $1.5 billion to reflect significantly higher restructuring costs related to accelerated cost efficiency programs implemented to drive EBITDA expansion, margin accretion and accelerated cash flow growth, seeking to reduce 6,000 staff globally, with projected incremental annual savings of more than $325 million; Capital Expenditure target for 2023 of approximately $2.6 billion remains unchanged

Vancouver, B.C. – TELUS Corporation today released its unaudited results for the second quarter of 2023. Consolidated Operating revenues increased by 13 per cent over the same period a year ago to $4.9 billion. This growth was driven by higher service revenues in our two reportable segments: TELUS technology solutions (TTech) and Digitally-led customer experiences – TELUS International (DLCX). TTech service revenue growth was driven by: (i) growth in health services revenues, mainly driven by our acquisition of LifeWorks on September 1, 2022; (ii) higher mobile network revenues attributable to subscriber growth and roaming revenue improvements, which principally started in the second quarter of 2022; and (iii) an increase in fixed data service revenues, resulting from subscriber growth, business acquisitions and higher revenue per internet customer. These factors were partly offset by lower TV and fixed legacy voice services revenues, primarily due to technological substitution. Growth in DLCX operating revenues resulted from expanded services for existing clients and growth from new clients, including new clients from our acquisition of WillowTree on January 3, 2023, and favourable foreign exchange impacts, which collectively offset the impact of some DLCX clients reducing their own costs. See Second Quarter 2023 Operating Highlights within this news release for a discussion on TTech and DLCX results.

"For the second quarter, our TELUS team once again demonstrated execution strength in our TTech business segment, characterized by the potent combination of leading customer growth, complemented by strong operational and financial results," said Darren Entwistle, President and CEO. “Our robust performance in our core telecom business is underpinned by our globally leading broadband networks and customer-centric culture, which enabled our strongest second quarter on record, with total customer net additions of 293,000, up 19 per cent, year-over-year, driven by strong demand for our leading portfolio across Mobility and Fixed services. This included strong mobile phone net additions of 110,000, our best second quarter result since 2010; record second quarter connected device net additions of 124,000; and robust second quarter total fixed net additions of 59,000, including 35,000 internet customer additions, powered by leading customer loyalty in combination with TELUS’ PureFibre network. Our leading customer growth is reflective of our consistent, industry-best client loyalty across our Mobile and Fixed product lines. In this regard, our team’s passion for delivering customer experience excellence contributed to strong loyalty across our key product lines, once again this quarter, including blended mobile phone, postpaid mobile phone, PureFibre internet and residential voice churn all below one per cent. Notably, postpaid mobile phone churn is now in the tenth consecutive year of less than one per cent, and PureFibre internet has been below the one per cent threshold for 14 consecutive quarters.”

“At TELUS International, increasing macroeconomic pressure has temporarily impacted service demand from some of our larger tech clients as they aggressively address their own cost structures, slowing the expected rate of revenue and profit growth for 2023. In response, our TI team has actioned significant incremental cost efficiency efforts, including staff reductions, to address lower service volumes, and is driving additional automation and generative AI-enabled solutions to further optimize its cost structure and go-to-market sales opportunities. Despite these near-term challenges, we remain highly confident in TI’s strategy and investment thesis. This is amplified by meaningful opportunities in respect of digital transformation – particularly with generative AI adoption – and the continuing critical importance of differentiated digital customer experience solutions in the market, which remains a vibrant tailwind for TI’s medium- and long-term growth and profitability.”

“At our TELUS Health business unit, we achieved second quarter revenues of $428 million, alongside 11 per cent EBITDA growth, normalizing for LifeWorks. These results signify our continued growth and increasing scale of our health operations since our acquisition of LifeWorks in 2022, which is enabling us to make meaningful progress on our goal to be the most trusted wellbeing company in the world. This includes our healthcare services and programs now covering more than 68 million lives around the world, an increase of nearly 46 million year-over-year; supporting health outcomes on nearly 153 million digital health transactions during the second quarter, up more than five per cent over the same period a year ago; and increasing our virtual care membership to 5.3 million, up nearly 50 per cent over the prior year. We anticipate TELUS Health to continue its sustained growth and expansion over the long-term, underpinned by the integration and innovation of our diverse product suite and care delivery that enables us to support the evolving needs of our customers around the world. Since acquiring LifeWorks, our team has committed to driving $425 million in annualized synergies by the end of 2025, up from $250 million. This includes $325 million expected to be realized through operating cost synergies from continued integration, optimizing our organizational structure, systems and real estate; and $100 million from longer term revenue synergies driven by cross-selling health services products within our TELUS Health customer base, and throughout TELUS. This will allow us to re-invest in the growth of our business and improve our profitability, while we focus on delivering efficient, secure and best-in-class health and wellness solutions to our customers. To date, we have achieved $127 million in combined annualized synergies, towards our overall objective.”

“At TELUS Agriculture & Consumer Goods (TAC), second quarter revenues of $79 million were relatively flat year-over-year, reflecting headwinds in our Agribusiness vertical due to softness related to macroeconomic challenges, and one-time professional services revenue from the previous year. We continue to expect progress on our top-line in the second half of 2023, resulting in positive annual growth. This, alongside efficiency and effectiveness initiatives, as illustrated by our recent decision to move TAC to our TELUS Business Solutions (TBS) team, is reflective of our collective commitment in respect of realising quantum growth in our compelling TAC business. TAC will be able to leverage the expertise, experience, and high-performance culture and talent of our TBS team, ensuring we are well-positioned to accelerate our Customers First, sales, marketing, channel and go-to-market efforts, including exciting and plentiful cross-selling opportunities. With these changes in place, we are looking to accelerate and significantly scale our TAC business into a potent asset of consequence, focused on becoming the world’s largest global independent provider of digital technologies and data insights connecting customers – from producers to consumers – across the agricultural products, food and packaged goods industries.”

“Against the backdrop of rapid transformation in our industry and the ways in which our customers want to engage with us, today we are announcing a significant investment in an extensive efficiency and effectiveness initiative across TELUS. This is in response to the evolving regulatory, competitive and macroeconomic environment that we currently face. Importantly, the transformational investments we have prudently made over the course of more than a decade in building the best culture, and enabling industry-leading customer experiences over our globally leading wireless and PureFibre broadband networks, are now allowing us to accelerate our well-progressed plans to digitally revolutionize our business and meaningfully further streamline our operating costs. Moreover, they are driving significant economic efficiencies to support our future success for the benefit of the many stakeholders we serve. These investments will ensure we remain market leaders in driving innovation and value for our customers, realizing profitable growth for our shareholders, and supporting our team members and communities. Our winning strategy remains unchanged, and our transformational efforts will be buttressed by our decades-long track record of successfully navigating exogenous factors, from regulatory and competitive, to macroeconomic, and most recently, through the global pandemic. Our resilience and ability to embrace change and continuously evolve the way we operate are cornerstones of our TELUS culture and will continue to fuel our future success. It is therefore with a very heavy heart that we are seeking to reduce 6,000 staff positions across our global footprint, representing approximately 4,000 reductions at TELUS and 2,000 at TELUS International, including offering early retirement and voluntary departure packages. Given the scale of this program, we now expect incremental restructuring investments of up to $475 million in 2023. The program we are announcing today will yield expected cumulative annual cost savings of more than $325 million. While this will temporarily and modestly dilute our Free Cash Flow in 2023, importantly, it will support strong Free Cash Flow expansion in the years ahead, as well as the progression of our leading, multi-year dividend growth program.”

“At TELUS, our Give Where We Live philosophy is also a cornerstone of our globally recognized culture and deeply embedded within our company’s DNA,” continued Darren. “This long-standing commitment is exemplified through our annual TELUS Days of Giving. Indeed, thanks to our more than 80,000 team members, retirees, family members and friends who have collectively volunteered in 260 communities across 32 countries thus far for our 18th annual TELUS Days of Giving, 2023 is our most giving year yet. Since 2000, our TELUS family has contributed 2.2 million days of volunteerism – more than any other company in the world – helping to improve the lives of people across the globe.”

Doug French, Executive Vice-president and CFO said, “For the second quarter, our team navigated through a highly competitive environment and a challenging global macroeconomic climate, delivering healthy operating and financial results in our core telecom operations. While our domestic business continues to demonstrate our execution excellence, our technology-oriented verticals, including TI and TAC, are facing near-term headwinds from pronounced macroeconomic pressures. Despite these headwinds, we continue to target strong Operating Revenue and Adjusted EBITDA growth for 2023, as demonstrated by our recently revised outlook, and we remain highly confident in our growth prospects as we begin to emerge from the current pressurized economic environment. As part of our ongoing focus on efficiency and effectiveness, our team remains laser-focused on driving significant cost reductions, as further evidenced by the implementation of a significant cost efficiency program, targeting all parts of our organization, in response to the current regulatory, competitive and macroeconomic environment. While these decisions are difficult to undertake, they are a necessity in order to enhance innovation for our customers and drive profitable growth for our business and investors. These programs will advance sustainable EBITDA margin improvement and lead to greater free cash flow generation in the medium-to-longer-term. We anticipate the full run rate of incremental annualized cost savings of more than $325 million to be largely achieved within the next six months, strengthening our balance sheet position and the sustainability of our multi-year dividend growth program.”

“During the second quarter, we continued to execute against our capital expenditure program, advancing our PureFibre footprint and 5G coverage” commented Doug. “Consistent with our capital plan, we have accelerated in-year investments where we anticipate approximately 85 per cent of our annual capital expenditure target of $2.6 billion to be allocated through the first three quarters of the year before tapering off in the fourth quarter. We continue to expand our PureFibre network, which now reaches approximately 3.1 million premises, along with advancing our 5G network coverage to approximately 84 per cent of Canadians, including ongoing investments to operationalize our 3500 MHz spectrum holdings. These investments significantly advance our leading customer experiences and network leadership position, as well as enhancing our competitive positioning to drive strong profitable customer growth on a consistent basis.”

“As we head into the back half of the year, we remain in a strong operating and financial position, supported by our robust balance sheet, and enhanced through our cost efficiency efforts. Our ability to deliver on our dividend growth program reflects our confidence in executing our growth strategy, on a global basis, and our ability to drive meaningful and sustainable free cash flow growth. Returning capital to shareholders is balanced against our continued focus to invest strategically to unlock transformational benefits for all of our stakeholders, including our planned participation in the upcoming 3800 MHz spectrum auction, while maintaining a strong balance sheet to support critical investments that will further advance our growth strategy and support our long-term success today and well into the future,” concluded Doug.

As compared to the same period a year ago, net income in the quarter of $196 million was down 61 per cent and Basic earnings per share (EPS) of $0.14 decreased by 59 per cent. These decreases were driven by the impacts from: (i) higher depreciation and amortization reflecting increases related to capital assets acquired in business acquisitions; growth in capital assets in support of the expansion of our broadband footprint, including our generational investment to connect homes and businesses to TELUS PureFibre and 5G technology coverage; and growth in internet, TV and security subscriber loading; (ii) higher financing costs primarily from greater long-term debt outstanding, attributable in part to business acquisitions, in addition to an increase in the effective interest rate; and (iii) higher employee benefits expense to reflect higher restructuring costs related to accelerated cost efficiency programs. As it relates to EPS, the trends also reflect the effect of a higher number of Common shares outstanding. When excluding the effects of restructuring and other costs, income tax-related adjustments, and other adjustments (see ‘Reconciliation of adjusted Net income’ in this news release), adjusted net income of $273 million decreased by 35 per cent over the same period last year, while adjusted basic EPS of $0.19 was down 41 per cent over the same period last year. Adjusted net income is a non-GAAP financial measure and adjusted basic EPS is a non-GAAP ratio. For further explanation of these measures, see ‘Non-GAAP and other specified financial measures’ in this news release.

Compared to the same period last year, consolidated EBITDA decreased by 0.3 per cent to approximately $1.6 billion and Adjusted EBITDA increased by 5.0 per cent to $1.7 billion. The growth in Adjusted EBITDA reflects: (i) higher mobile network revenues driven by subscriber growth and our roaming recovery; (ii) growth in health, inclusive of the EBITDA contribution from our acquisition of LifeWorks; (iii) increased margins for internet and security, primarily driven by subscriber growth; and (iv) lower organic TTech headcount. These factors were partly offset by: (i) merit-based compensation increases; (ii) higher costs related to the scaling of our digital capabilities, inclusive of increased subscription-based licences, contractor and cloud usage costs; (iii) a decline in our DLCX contribution, primarily associated with higher service delivery costs in our AI business due to higher task complexity, as well as certain regions, principally Europe, due to temporary imbalances arising from reductions in service demand from some of our larger technology clients, which were only partially offset by cost efficiency efforts; and (iv) declining TV and fixed legacy voice margins.

In the second quarter, we added 293,000 net customer additions, up 46,000 over the same period last year, and inclusive of 110,000 mobile phones and 124,000 connected devices, in addition to 35,000 internet, 15,000 security and 17,000 TV customer connections. This was partly offset by residential voice losses of 8,000. Our total TTech subscriber base of 18.5 million is up 7.0 per cent over the last twelve months, reflecting a 3.9 per cent increase in our mobile phones subscriber base to approximately 9.8 million, and a 22 per cent increase in our connected devices subscriber base to more than 2.7 million. Additionally, our internet connections grew by 9.3 per cent over the last twelve months to more than 2.5 million customer connections, our security customer base expanded by 9.7 per cent to over 1.0 million customers, and our TV subscriber base increased by 4.7 per cent to more than 1.3 million customers.

In health services, as of the end of the second quarter of 2023, virtual care members were 5.3 million and healthcare lives covered surpassed 68 million, up 47 per cent and 45.9 million over the past twelve months, respectively. Digital health transactions in the second quarter of 2023 were 152.9 million, up 5.2 per cent over the second quarter of 2022.

Cash provided by operating activities of $1.1 billion decreased by 11 per cent in the second quarter of 2023 primarily driven by an increase in interest paid. Free cash flow of $279 million increased by 36 per cent compared to the same period a year ago. The increase in free cash flow primarily reflects lower capital expenditures and Adjusted EBITDA growth, partly offset by an increase in cash interest paid and higher restructuring and other disbursements inclusive of lump sum amounts from the ratification of the new collective agreement between the TWU and ourselves which were accrued in the first quarter of 2023, in addition to ongoing cost efficiency programs. Our definition of free cash flow, for which there is no industry alignment, is unaffected by accounting standards that do not impact cash.

Consolidated capital expenditures of $807 million, including $12 million related to real estate development, decreased by 23 per cent in the second quarter of 2023. TTech operations drove $251 million of this decrease, primarily due to a planned slowdown of fibre and wireless network build, which is consistent with 2023 build targets when compared to our accelerated investments in the second quarter of 2022. Our capital investments have enabled: (i) our internet, TV and security subscriber growth, as well as more premises connected to our fibre network; (ii) increased coverage of our 5G network; (iii) the expansion of our health product offerings and capabilities, including our acquisition of LifeWorks, as well as to support business integration; and (iv) enhancement of our product and digital development to increase our system capacity and reliability. TTech real estate development capital expenditures increased by $8 million in the second quarter of 2023, due to increased capital investment to support construction of multi-year development projects including TELUS Ocean. By June 30, 2023, our PureFibre network covered approximately 3.1 million premises and our 5G network covered 84 per cent of the Canadian population. We have a very small number of legacy lead-sheathed cables making up less than 0.3 per cent of our entire network. A large percentage of lead-sheathed cables have been removed and will continue to be removed as we progress our copper retirement strategy. The majority of the remaining lead-sheathed cables are underground, within a contained conduit structure (vault) and inaccessible to the public.

Consolidated Financial Highlights

C$ millions, except footnotes and unless noted otherwise	Three months ended June 30		Per cent
(unaudited)	2023	2022	change
Operating revenues (arising from contracts with customers)	4,934	4,373	12.8
Operating revenues and other income	4,946	4,401	12.4
Total operating expenses	4,364	3,639	19.9
Net income	196	498	(60.6)
Net income attributable to common shares	200	468	(57.3)
Adjusted net income(1)	273	422	(35.3)
Basic EPS ($)	0.14	0.34	(58.8)
Adjusted basic EPS(1) ($)	0.19	0.32	(40.6)
EBITDA(1)	1,588	1,593	(0.3)
Adjusted EBITDA(1)	1,703	1,622	5.0
Capital expenditures(2)	807	1,054	(23.4)
Cash provided by operating activities	1,117	1,250	(10.6)
Free cash flow(1)	279	205	36.1
Total telecom subscriber connections(3) (thousands)	18,529	17,323	7.0
Healthcare lives covered(4) (millions)	68.3	22.4	n/m

Notations used in the table above: n/m – not meaningful.

(1)	These are non-GAAP and other specified financial measures, which do not have standardized meanings under IFRS-IASB and might not be comparable to those used by other issuers. For further definitions and explanations of these measures, see ‘Non-GAAP and other specified financial measures’ in this news release.
(2)	Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for. Consequently, capital expenditures differ from Cash payments for capital assets, excluding spectrum licences, as reported in the interim consolidated financial statements. Refer to Note 31 of the interim consolidated financial statements for further information.
(3)	The sum of active mobile phone subscribers, connected device subscribers, internet subscribers, residential voice subscribers, TV subscribers and security subscribers, measured at the end of the respective periods based on information in billing and other source systems. Effective January 1, 2023, on a prospective basis, we adjusted our mobile phone and connected device subscriber bases to remove 50,000 subscribers and add 82,000 subscribers, respectively, due to a review of our subscriber bases. Effective January 1, 2023, on a prospective basis, we adjusted our internet subscriber base to add 70,000 subscribers as a result of business acquisitions.
(4)	During the third quarter of 2022, we added 36.9 million healthcare lives covered as a result of the LifeWorks acquisition.

Second Quarter 2023 Operating Highlights

TELUS technology solutions (TTech)

•	TTech operating revenues (arising from contracts with customers) increased by $510 million or 14 per cent in the second quarter of 2023, primarily reflecting increases in health services revenues, mobile network revenue, fixed data services revenues, mobile equipment and other service revenues, and fixed equipment and other service revenues as described below. Decreases in fixed voice services revenues and agriculture and consumer goods services revenues were partial offsets.
•	TTech EBITDA increased by $40 million or 2.9 per cent in the second quarter of 2023, while TTech Adjusted EBITDA increased by $115 million or 8.1 per cent, reflecting an increase in direct contribution, in addition to lower organic TTech headcount. These factors were partially offset by: (i) higher costs related to business acquisitions, inclusive of a greater number of team members; (ii) merit-based compensation increases; (iii) increased services provided by DLCX segment; (iv) higher costs related to the scaling of our digital capabilities, inclusive of increased subscription-based licences, contractor and cloud usage costs.

Mobile products and services

•	Mobile network revenue increased by $95 million or 5.9 per cent in the second quarter of 2023, largely due to growth in our mobile phone and connected device subscriber base, roaming revenue recovery attributed to the easing of pandemic-related restrictions, which principally started in the second quarter of 2022, and contributions from higher base rate plans.
•	Mobile equipment and other service revenues increased by $60 million or 13 per cent in the second quarter of 2023, largely attributable to higher contracted volumes, in addition to the impact of higher-value smartphones in the sales mix.
•	TTech mobile products and services direct contribution increased by $102 million or 6.9 per cent in the second quarter of 2023, largely reflecting mobile subscriber growth, higher roaming margins associated with an increase in international travel volumes and higher equipment margins. These were partly offset by higher commissions attributed to increased levels of retail traffic.
•	Mobile phone ARPU was $58.80 in the second quarter of 2023, an increase of $1.06 or 1.8 per cent for the quarter. This increase was largely due to higher roaming revenues as a result of increased international travel, which had notable recoveries beginning in the second quarter of 2022. Domestic ARPU has modestly increased as we continue to focus our efforts on driving higher-value loading, partly offset by family discounts and bundling credits offered to our customers and lower overage revenues as customers continue to adopt larger or unlimited data and voice allotments in their rate plans.
•	Mobile phone gross additions were 376,000 in the second quarter of 2023, an increase of 56,000 or 18 per cent, largely driven by growth in postpaid gross additions due to increased levels of retail traffic, increased market-driven promotional activity and growth in the Canadian population.
•	Mobile phone net additions were 110,000 in the second quarter of 2023, an increase of 17,000 or 18 per cent driven by higher mobile phone gross additions, partially offset by higher mobile phone churn, as described below.
•	Our mobile phone churn rate was 0.91% in the second quarter of 2023, compared to 0.81% in the second quarter of 2022, largely due to increased customer switching activity corresponding with higher levels of retail traffic and increased market-driven promotional activity, as discussed above. Additionally, increased travel volumes from prior periods have resulted in higher travel-related prepaid deactivations in the second quarter. These factors have been partly mitigated by our continued focus on customer retention through our industry-leading service and network quality, successful promotions and bundled offerings.
•	Connected device net additions were 124,000 in the second quarter of 2023, an increase of 32,000 or 35 per cent, attributable to increased IoT connections, as well as sales of other connected devices, such as tablets and mobile internet.

Fixed products and services

•	Fixed data services revenues increased by $67 million or 6.2 per cent in the second quarter of 2023. This increase was driven by: (i) an increase in our internet, security and TV subscribers; (ii) business acquisitions; and (iii) higher revenue per customer as a result of internet speed upgrades and rate changes. This growth was partially offset by lower TV revenue per customer, reflecting an increased mix of customers selecting smaller TV combination packages and technological substitution.
•	Fixed voice services revenues decreased by $11 million or 5.5 per cent in the second quarter of 2023, reflecting the ongoing decline in legacy voice revenues as a result of technological substitution and price plan changes. The decline was partly mitigated by the success of our bundled product offerings, retention efforts and the migration from legacy to IP services offerings.
•	Fixed equipment and other service revenues increased by $10 million or 8.3 per cent in the second quarter of 2023, reflecting higher business and consumer sales volumes and lower discounts on consumer premise equipment.
•	TTech fixed products and services direct contribution increased by $155 million or 14 per cent in the second quarter of 2023, reflecting growth in health, inclusive of business acquisitions and organic growth, as well as increased margins for internet, data and security, primarily driven by subscriber growth. These were partly offset by declining TV and legacy voice margins, principally due to technological substitution.
•	Internet net additions were 35,000 in the second quarter of 2023, reflecting an increase of 1,000 or 2.9 per cent due to strong loading in the business market and our success in driving strong gross additions in the consumer market through bundled product offerings. This growth was partly offset by a higher churn rate driven by macroeconomic pressures impacting consumer purchasing decisions.

•	TV net additions were 17,000 in the second quarter of 2023, reflecting an increase of 2,000 or 13 per cent, due to our diverse offerings, partly offset by higher churn related to the same factors as internet.
•	Security net additions were 15,000 in the second quarter of 2023, reflecting a decrease of 5,000 or 25 per cent, due to higher churn related to the same factors as internet and TV, partly offset by increased demand for our bundled product offerings and diverse suite of products and services.
•	Residential voice net losses were 8,000 in the second quarter of 2023 as compared to net losses of 7,000 in the same period a year ago. Our bundled product and lower-priced offerings have been successful at mitigating losses and minimizing substitution to mobile and internet-based services.

Health services

•	Through TELUS Health, we are leveraging technology to deliver connected solutions and services, improving access to care and revolutionizing the flow of information while facilitating collaboration, efficiency, and productivity across the healthcare ecosystem, progressing our vision of transforming healthcare and empowering people to live healthier lives.
•	Health services revenues increased by $291 million in the second quarter of 2023, driven by: (i) our acquisition of LifeWorks; (ii) the continued adoption of our virtual care solutions; and (iii) growth in our traditional pharmacy solutions reflecting more demand for our pharmacy management software coupled with increased prices.
•	At the end of the second quarter of 2023, our healthcare programs covered 68.3 million lives, an increase of 45.9 million over the past 12 months, mainly due to the addition of 36.9 million lives covered from our third quarter 2022 acquisition of LifeWorks, as well as healthy post-acquisition growth from both new and existing clients across all of our regions. Organically, lives covered also increased due to continued demand for virtual solutions and personal health records.
•	At the end of the second quarter of 2023, 5.3 million members were enrolled in our virtual care services, an increase of 1.7 million over the past 12 months, attributable to the continued adoption of virtual solutions that keep Canadians and others safely connected to health and wellness care.
•	Digital health transactions were 152.9 million in the second quarter of 2023, reflecting an increase of 7.5 million for the quarter, largely driven by increased paid exchange of healthcare data between our health benefits management system and care providers resulting from higher patient demand for elective health services.

Agriculture and consumer goods services

•	Through TELUS Agriculture & Consumer Goods, we provide innovative digital solutions and actionable data-insights that better connect the global supply chain, driving more efficient production processes and improving the safety, quality and sustainability of food and consumer goods. Importantly, these efforts are also enabling better traceability to the end consumer, further supporting improved food outcomes.
•	Agriculture and consumer goods services revenues decreased by $2 million in the second quarter of 2023, reflecting transient headwinds, including subscription softness in our Software as-a-Service (SaaS)-based revenue management software for consumer goods manufacturers and decreased sales funnel opportunities related to macroeconomic challenges. Our agriculture and consumer goods revenues are largely earned in U.S. dollars, and in 2023 compared to 2022, the Canadian dollar weakened against the U.S. dollar, resulting in higher reported revenues in these periods.

Digitally-led customer experiences – TELUS International (DLCX)

•	DLCX operating revenues (arising from contracts with customers) increased by $51 million or 7.6 per cent in the second quarter of 2023 attributable to growth in our tech and games and other industry vertical clients, as discussed below. In addition, the strengthening of the U.S. dollar against the Canadian dollar resulted in a favourable foreign currency impact on our DLCX operating results. Revenues from contracts denominated in U.S. dollars, European euros and other currencies will be affected by changes in foreign exchange rates.
•	Revenue from our tech and games industry vertical increased by $32 million or 8.7 per cent in the second quarter of 2023, due to continued growth experienced with a number of our technology clients and the addition of new clients. This growth was partially offset by lower revenue from our second-largest client.
•	Revenue from our communications and media industry vertical increased by $28 million or 15 per cent in the second quarter of 2023, driven primarily by more services provided to the TTech segment and the addition of new clients from our acquisition of WillowTree.

•	Revenue from our eCommerce and fintech industry vertical decreased by $9 million or 9.2 per cent in the second quarter of 2023, due to a decline in service volumes from fintech clients.
•	Revenue from our banking, financial services and insurance industry vertical decreased by $14 million or 22 per cent in the second quarter of 2023 due to lower service volumes from a global financial institution client, partially offset by the addition of new clients from our acquisition of WillowTree.
•	Revenue from our healthcare industry vertical increased by $36 million in the second quarter of 2023, which was primarily due to more services provided to the healthcare business unit of the TTech segment.
•	DLCX EBITDA decreased by $45 million or 26 per cent in the second quarter of 2023, while DLCX Adjusted EBITDA decreased by $34 million or 19 per cent for the same period. These decreases were primarily associated with cost imbalances arising from reductions in service demand, principally in Europe, from some of our larger technology clients, as well as higher service delivery costs in our AI business due to higher task complexity. All of these impacts combined were only partially offset by cost efficiency efforts realized during the second quarter of 2023.

Corporate Highlights

TELUS makes significant contributions and investments in the communities where team members live, work and serve and to the Canadian economy on behalf of customers, shareholders and team members. These include:

•	Paying, collecting and remitting approximately $1.3 billion in the first six months of 2023 to federal, provincial and municipal governments in Canada consisting of corporate income taxes, sales taxes, property taxes, employer portion of payroll taxes and various regulatory fees. Since 2000, we have remitted over $35 billion in these taxes.
•	Investing $1.5 billion in capital expenditures primarily in communities across Canada in the first six months of 2023 and over $52 billion since 2000.
•	Disbursing spectrum renewal fees of approximately $53 million to Innovation, Science and Economic Development Canada in the first six months of 2023. Since 2000, our total tax and spectrum remittances to federal, provincial and municipal governments in Canada have totalled approximately $42 billion.
•	Spending $4.8 billion in total operating expenses in the first six months of 2023, including goods and services purchased of approximately $3.2 billion. Since 2000, we have spent $154 billion and $104 billion, respectively, in these areas.
•	Generating a total team member payroll of approximately $2 billion in the first six months of 2023, including wages and other employee benefits, and payroll taxes of $139 million. Since 2000, total team member payroll totals $59 billion.
•	Returning more than $1 billion in dividends declared in the first half of 2023 to individual shareholders, mutual fund owners, pensioners and institutional investors. Since 2004, we have returned approximately $24 billion to shareholders through our dividend and share purchase programs, including over $18.6 billion in dividends and $5.2 billion in share repurchases, representing more than $16 per share.

TELUS updates 2023 consolidated financial targets

TELUS’ consolidated financial targets for 2023 are guided by a number of long-term financial objectives, policies and guidelines, which are detailed in Section 4.3 of the 2022 annual MD&A.

As announced on July 13, 2023, we updated our full year 2023 targets for Consolidated Operating Revenue and Adjusted EBITDA growth to reflect TELUS International’s (TI) updated annual outlook. TI revised lower its annual financial targets as a result of global macroeconomic pressures that has led to a decline in service demand from some of its larger clients, particularly within the technology vertical, as well as delays in converting its sales funnel as clients address their own cost structures, including successive employee downsizing. Notably, implied annual financial growth target for our TTech operating segment remains unchanged. TELUS is the controlling shareholder of TI and as a result consolidates its financial results through TELUS’ DLCX operating segment.

Free cash flow is being updated today to reflect the significantly higher restructuring costs related to accelerated cost efficiency programs that have been implemented to support future EBITDA margin and accelerated cash flow expansion. Our capital expenditure target for 2023 remains unchanged.

	Updated 2023 targets	Original 2023 targets
Operating revenues(1)	Growth of 9.5 to 11.5%	Growth of 11 to 14%
Adjusted EBITDA	Growth of 7 to 8%	Growth of 9.5 to 11%
Capital expenditures(2)	Approximately $2.6 billion (Unchanged)	Approximately $2.6 billion
Free cash flow	Approximately $1.5 billion	Approximately $2.0 billion

(1)	For 2023, we are guiding on operating revenues, which excludes other income. Operating revenues for 2022 were $18,292 million.
(2)	Excludes $75 million targeted towards real estate development initiatives.

The preceding disclosure respecting TELUS’ 2023 financial targets is forward-looking information and is fully qualified by the ‘Caution regarding forward-looking statements’ in the 2022 annual MD&A filed on the date hereof on SEDAR+, especially Section 10 Risks and Risk Management thereof which is hereby incorporated by reference, and is based on management’s expectations and assumptions as set out in Section 9.3 TELUS assumptions for 2023 in the 2022 annual MD&A and updated in Sections 9 and 10 of our Q2 2023 interim MD&A. This disclosure is presented for the purpose of assisting our investors and others in understanding certain key elements of our expected 2023 financial results as well as our objectives, strategic priorities and business outlook. Such information may not be appropriate for other purposes.

Dividend Declaration

The TELUS Board of Directors declared a quarterly dividend of $0.3636 per share on the issued and outstanding Common Shares of the Company payable on October 2, 2023 to holders of record at the close of business on September 8, 2023. This quarterly dividend reflects an increase of 7.4 per cent from the $0.3386 per share dividend declared one year earlier and consistent with our multi-year dividend growth program.

Community Highlights

Giving Back to Our Communities

•	In May 2023, we hosted our 18th annual TELUS Days of Giving® across 32 countries with more than 80,000 TELUS team members, retirees, family and friends volunteering in 260 local communities, making this year’s event our most giving year yet.
•	During the second quarter of 2023, TELUS, our team members, customers and TELUS Friendly Future Foundation® (the Foundation) have enabled $5.1 million in community giving, through cash donations and in-kind contributions, to support disaster relief efforts across the country, including the wildfires in Alberta, Nova Scotia, Quebec and Northwest Territories.
•	The Foundation and Canadian TELUS Community Boards continue to direct all financial support to charitable initiatives that help youth and marginalized populations. During the first half of 2023, the Foundation had a direct impact on the lives of more than 650,000 youth by granting over $4 million to 315 projects delivered by registered charities. Since its inception in 2018, the Foundation has provided $40 million in cash donations to our communities, helping more than 14 million youth reach their full potential.

•	Our Canadian and global TELUS Community Boards entrust local leaders to make recommendations on the allocation of local grants. These grants support registered charities that offer health, education or technology programs to help youth thrive. Since 2005, our 19 TELUS Community Boards have contributed $104 million in cash donations to 9,400 initiatives, providing resources and support for underserved citizens, especially young people, around the world.
•	The TELUS Indigenous Communities Fund offers grants for Indigenous-led social, health and community programs. In the first half of 2023, the Fund allocated its first grants of the year to five Indigenous-led organizations across Canada totalling $100,000 in cash donations.

Empowering Canadians with Connectivity

•	Throughout the first half of 2023, we continued to leverage our Connecting for Good® programs to support marginalized individuals by enhancing their access to both technology and healthcare. Since the launch of our programs, we have provided support for 388,000 individuals.

○	During the first six months of 2023, we welcomed 4,000 new households to our Internet for Good® program. Since we launched the program in 2016, we have connected more than 50,500 households and over 161,000 low-income family members and seniors, in-need persons living with disabilities, government-assisted refugees and youth leaving foster care with discounted internet service.
○	Our Mobility for Good® program offers free or subsidized smartphones and mobile phone rate plans to all youth aging out of foster care and to qualifying low-income seniors across Canada. In the first half of 2023, we added over 4,000 youth, seniors, Indigenous women at risk, government assisted refugees and other marginalized individuals to the program. Since we launched Mobility for Good in 2017, the program has provided support for 48,000 people.

■	In June 2023, we expanded the reach of our Internet for Good and Mobility for Good programs to help government-assisted refugees arriving in Canada get connected. Partnering with 13 resettlement assistance program service provider organizations across the country and growing, Mobility for Good for government-assisted refugees offers a free smartphone and a subsidized data plan while Internet for Good for government-assisted refugees offers subsidized high-speed broadband internet. To date, we have already supported over 3,000 government assisted-refugees.

○	Our Health for Good® mobile health clinics, now serving 24 communities across Canada, supported 27,000 patient visits during the first half of 2023. Since the program’s inception, we have facilitated over 170,000 cumulative patient visits, helping us bring primary and mental health care to individuals experiencing homelessness.

■	In April 2023, we partnered with the Old Brewery Mission to launch our newest mobile health clinic in Montreal. The Old Brewery Mission Mobile Health Clinic, powered by TELUS Health, is helping marginalized Montreal residents and communities with free healthcare services, as well as social and housing-related support.
■	In May 2023, working in partnership with Alberta Health Services and Indigenous Services Canada, we redeployed our Edmonton mobile health clinic to support wildfires evacuees.

○	During the first six months of 2023, our Tech for Good® program provided access to personalized one-on-one training, support and customized recommendations on mobile devices and related assistive technology and/or access to discounted mobile plans for over 1,000 Canadians living with disabilities. Since the program’s inception in 2017, we have provided professional assistance for 7,500 individuals in Canada who are living with disabilities to help them independently use or control their mobile device and the TELUS Wireless Accessibility Discount.

•	We continued to help individuals stay safe in our digital world through our TELUS Wise® program. During the first half of 2023, more than 73,000 individuals in Canada and around the world participated in virtual TELUS Wise workshops and events to improve digital literacy and online safety, bringing our cumulative participation to more than 636,000 individuals since the program launched in 2013.

Global Social Capitalism awards and recognition

•	In April 2023, TELUS was recognized as one of Canada’s top 10 most valuable brands by Brand Finance Canada, for the second consecutive year, with a 2023 brand value of $10.3 billion, up by $200 million year over year and representing our highest third-party brand valuation ever.

•	In May 2023, we received the Mercure award for Sustainable Development Strategy in the Large Corporation category as part of the 2023 Mercuriades Awards, which celebrate the innovation, ambition, entrepreneurship and performance of Quebec businesses. This recognition from the Fédération des Chambres de Commerce du Québec highlights our position as an industry leader in sustainability.
•	In June 2023, we were named to the Corporate Knights Best 50 Corporate Citizens in Canada for the 17th time, ranking in the top 10 and as the highest among the telecom industry in Canada.
•	In June 2023, we were recognized by Gustavson Brand Trust Index as the most trusted telecom brand in Canada, for the fifth consecutive year.
•	In June 2023, we won Best Eco-Loyalty Initiative and Best Corporate Social Responsibility (CSR) Initiative for our TELUS Rewards program at the International Loyalty Awards held in London U.K.

Access to Quarterly results information

Interested investors, the media and others may review this quarterly earnings news release, management’s discussion and analysis, quarterly results slides, audio and transcript of the investor webcast call, supplementary financial information at telus.com/investors.

TELUS’ second quarter 2023 conference call is scheduled for Friday, August 4, 2023 at 12:00 pm ET (9:00 am PT) and will feature a presentation followed by a question and answer period with investment analysts. Interested parties can access the webcast at telus.com/investors. An audio recording will be available approximately 60 minutes after the call until midnight September 4, 2023 at 1-855-201-2300. Please quote conference access code 46308# and playback access code 0113833#. An archive of the webcast will also be available at telus.com/investors and a transcript will be posted on the website within a few business days.

Caution regarding forward-looking statements

This news release contains forward-looking statements about expected events and the financial and operating performance of TELUS Corporation. The terms TELUS, the Company, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our expectations regarding trends in the telecommunications industry including demand for mobile data and ongoing internet subscriber base growth, and our financing plans including our multi-year dividend growth program. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements.

The assumptions for our 2023 outlook, as described in Section 9 in our 2022 annual MD&A, remain the same, except for the following:

•	Our revised estimates for 2023 economic growth in Canada, B.C., Alberta, Ontario and Quebec are 0.9%, 0.5%, 1.9%, 0.5% and 0.4%, respectively (compared to 0.6%, 0.4%, 1.5%, 0.3% and 0.5%, respectively, as reported in our 2022 annual MD&A).
•	Our revised estimates for 2023 annual inflation rates in Canada, B.C., Alberta and Ontario are 3.6%, 3.6%, 3.4% and 3.5%, respectively (compared to 3.7%, 3.7%, 3.8% and 3.6%, respectively, as reported in our 2022 annual MD&A).

•	Our revised estimates for 2023 annual unemployment rates in Canada, B.C., Alberta, Ontario and Quebec are 5.6%, 5.2%, 6.0%, 5.8% and 4.6%, respectively (compared to 6.1%, 5.6%, 5.9%, 6.6% and 5.5%, respectively, as reported in our 2022 annual MD&A).
•	Our revised estimates for 2023 annual rates of housing starts on an unadjusted basis in Canada, B.C., Alberta, Ontario and Quebec are 225,000 units, 42,000 units, 34,000 units, 80,000 units and 49,000 units, respectively (compared to 212,000 units, 34,000 units, 31,000 units, 71,000 units and 50,000 units, respectively, as reported in our 2022 annual MD&A).

The extent to which these economic estimates affect us and the timing of their impact will depend upon the actual experience of specific sectors of the Canadian economy.

•	Regarding DLCX, we anticipate continued optimization of its cost structure enabled by automation and generative AI solutions to mitigate near-term challenges from persistent global macroeconomic pressures. Long-term growth and profitability will be supported by the differentiation of digital customer experience solutions.
•	Defined benefit pension plan funding has been revised to approximately $28 million from approximately $35 million due to improvements in the funded statuses of the plans.
•	Our restructuring and other costs assumption has been revised to up to $750 million from approximately $275 million. This was driven by accelerated cost efficiency programs implemented to drive EBITDA expansion, margin accretion and accelerated cash flow growth.
•	Our income taxes computed at an applicable statutory rate assumption has been revised downward to 23.3 to 23.9% from 24.7 to 25.3%, and our cash income tax payments assumption has been revised downward to a range of approximately $420 million to $500 million from a range of approximately $550 million to $630 million. The decrease in applicable statutory rate assumption is primarily due to lower income earned in jurisdictions with higher statutory income tax rates. The decrease in our cash income tax payments range is due to lower forecasted net income before tax.
•	We anticipate a 2023 European euro to U.S. dollar average exchange rate of €1.00: US$1.09 compared to our original European euro to U.S. dollar average exchange rate of €1.00: US$1.08 assumption.

Risks and uncertainties that could cause actual performance or events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

•	Regulatory matters including: changes to our regulatory regime (the timing of announcement or implementation of which are uncertain) or the outcomes of proceedings, cases or inquiries relating to its application, including but not limited to those set out in Section 9.1 Communications industry regulatory developments and proceedings in our Q2 2023 MD&A, such as the potential for government to allow consolidation of competitors in our industry or conversely for government to intervene with the intent of further increasing competition, for example, through mandated wholesale access; the potential for additional government intervention on pricing, including internet overage charges and roaming fees; federal and provincial consumer protection legislation; the introduction in Parliament of new federal privacy legislation that could materially expand or alter the scope of consumer privacy rights, include significant administrative monetary penalties and a privacy right of action, and implement a new regulatory regime for the use of artificial intelligence (AI) in the private sector, with significant enforcement powers; amendments to existing federal legislation; potential threats to unitary federal regulatory authority over communications in Canada; potential threats to the CRTC’s ability to enforce competitive safeguards such as the Standstill Rule and the Wholesale Code, which aim to ensure the fair treatment by vertically integrated firms of rival competitors operating as both broadcasting distributors and programming services; regulatory action by the Competition Bureau or other regulatory agencies; spectrum allocation and compliance with licences, including our compliance with licence conditions, changes to spectrum licence fees, spectrum policy determinations such as restrictions on the purchase, sale, subordination, use and transfer of spectrum licences, the cost and availability of spectrum and timing of spectrum allocation, and ongoing and future consultations and decisions on spectrum licensing and policy frameworks, auctions and allocation; draft legislation permitting the government to restrict the use in telecommunications networks of equipment made by specified companies, including Huawei and ZTE; draft legislation imposing new cybersecurity reporting requirements; the request by the Minister of Innovation, Science and Industry to telecommunications service providers, including TELUS, to improve network resiliency, along with CRTC proceedings to investigate network reliability and resiliency; potential limitations on international roaming fees and ancillary service fees; restrictions on non-Canadian ownership and control of the common shares of TELUS Corporation (Common Shares) and the ongoing monitoring of, and compliance with, such restrictions; unanticipated changes to the current copyright regime, which could impact obligations for internet service providers or broadcasting undertakings; our ability to comply with complex and changing regulation of the healthcare, virtual care, and medical devices industries in the jurisdictions in which we operate, including as an operator of health clinics; and risks related to the quality of care and provision of insured/uninsured services. The jurisdictions in which we operate, as well as the contracts that we enter into (particularly contracts entered into by TELUS International (Cda) Inc. (TELUS International or TI)), require us to comply with, or facilitate our clients’ compliance with, numerous, complex and sometimes conflicting legal regimes, both domestically and internationally. See TELUS International’s financial performance which impacts our financial performance below.

•	Competitive environment including: our ability to continue to retain customers through an enhanced customer service experience that is differentiated from our competitors, including through the deployment and operation of evolving network infrastructure; intense competition, including the ability of industry competitors to successfully combine a mix of new service offerings, in some cases under one bundled and/or discounted monthly rate, along with their existing services; the success of new products, services and supporting systems, such as home automation, security and Internet of Things (IoT) services for internet-connected devices; continued intense competition across all services among telecommunications companies, cable companies, other communications companies and over-the-top (OTT) services, which, among other things, places pressures on current and future average revenue per subscriber per month (ARPU), cost of acquisition, cost of retention and churn rates for all services, as do market conditions, government actions, customer usage patterns, increased data bucket sizes or flat-rate pricing trends for voice and data, inclusive rate plans for voice and data, and availability of Wi-Fi networks for data; consolidation, mergers and acquisitions of industry competitors (including the acquisition of Shaw by Rogers and associated assets divested to Videotron) as well as any related regulatory actions; subscriber additions, losses and retention volumes; our ability to obtain and offer content on a timely basis across multiple devices on mobile and TV platforms at a reasonable cost as content costs per unit continue to grow; vertical integration in the broadcasting industry resulting in competitors owning broadcast content services, and timely and effective enforcement of related regulatory safeguards; TI’s ability to compete with professional services companies that offer consulting services, information technology companies with digital capabilities, and traditional contact centre and business process outsourcing companies that are expanding their capabilities to offer higher-margin and higher-growth digital services; in our TELUS Health business, our ability to compete with other providers of employee and family assistance programs, benefits administration, electronic medical records and pharmacy management products, claims adjudicators, systems integrators and health service providers, including competitors with a vertically integrated mix of health services delivery, IT solutions and related services, global providers that could achieve expanded Canadian footprints, and providers of virtual healthcare services, preventative health services and personal emergency response services; and in our TELUS Agriculture & Consumer Goods business, our ability to compete with focused software and IoT competitors.

•	Technology including: reduced utilization and increased commoditization of traditional fixed voice services (local and long distance) resulting from impacts of OTT applications and mobile substitution; a declining overall market for TV services, resulting in part from content piracy and signal theft, a rise in OTT direct-to-consumer video offerings and virtual multichannel video programming distribution platforms; the increasing number of households with only mobile and/or internet-based telephone services; potential decline in ARPU as a result of, among other factors, substitution by messaging and OTT applications; substitution by increasingly available Wi-Fi services; and disruptive technologies, such as OTT IP services, including software-defined networks in the business market that may displace or cause us to reprice our existing data services, and self-installed technology solutions.

Challenges to our ability to deploy technology including: high subscriber demand for data that challenges wireless networks and spectrum capacity levels and may be accompanied by increases in delivery cost; our reliance on information technology and our ability to continually streamline our legacy systems; the roll-out, anticipated benefits and efficiencies, and ongoing evolution of wireless broadband technologies and systems, including video distribution platforms and telecommunications network technologies, broadband initiatives (such as fibre-to-the-premises (FTTP), wireless small-cell deployment and 5G wireless); availability of resources and our ability to build out adequate broadband capacity; our reliance on wireless network access agreements, which have facilitated our deployment of mobile technologies; our choice of suppliers and those suppliers’ ability to maintain and service their product lines, which could affect the success of upgrades to, and evolution of, technology that we offer; supplier limitations and concentration and market power for products such as network equipment, TELUS TV® and mobile handsets; our expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data, and our ability to utilize spectrum we acquire; deployment and operation of new fixed broadband network technologies at a reasonable cost and the availability and success of new products and services to be rolled out using such network technologies; network reliability and change management; and our deployment of self-learning tools and automation, which may change the way we interact with customers.

Capital expenditure levels and potential outlays for spectrum licences in auctions or purchases from third parties affect and are affected by: our broadband initiatives, including connecting more homes and businesses directly to fibre; our ongoing deployment of newer mobile technologies, including wireless small cells that can improve coverage and capacity; investments in network technology required to comply with laws and regulations relating to the security of cyber systems, including bans on the products and services of certain vendors; investments in network resiliency and reliability; the allocation of resources to acquisitions and future spectrum auctions held by Innovation, Science and Economic Development Canada (ISED), including the announcement of a second consultation on the auctioning of the 3800 MHz spectrum, which the Minister of Innovation, Science and Industry stated is expected to take place in 2023, and the millimetre wave spectrum auction, which is expected to commence in 2024. Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results or if there are changes to our regulatory environment.

•	Operational performance and business combination risks including: our reliance on legacy systems and our ability to implement and support new products and services and business operations in a timely manner; our ability to manage the requirements of large enterprise deals; our ability to implement effective change management for system replacements and upgrades, process redesigns, cost efficiency programs and business integrations (such as our ability in a timely manner to successfully complete and integrate acquisitions into our operations and culture, complete divestitures or establish partnerships and realize expected strategic benefits, including those following compliance with any regulatory orders); our ability to identify and manage new risks inherent in new service offerings that we may provide, including as a result of acquisitions, which could result in damage to our brand, our business in the relevant area or as a whole, and additional exposure to litigation or regulatory proceedings; our ability to effectively manage the growth of our infrastructure and integrate new team members; and our reliance on third-party cloud-based computing services to deliver our IT services.

•	Security and data protection including risks that malfunctions or unlawful acts could result in unauthorized access or change to, or loss or distribution of, data that may compromise the privacy of individuals and could result in financial loss and harm to our reputation and brand.

Security threats including intentional damage, unauthorized access or attempted access to our physical assets or our IT systems and network, or those of our customers or vendors, which could prevent us from providing reliable service or result in unauthorized access to our information or that of our customers.

Business continuity events including: our ability to maintain customer service and operate our network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause various degrees of network outages; technical disruptions and infrastructure breakdowns; supply chain disruptions, delays and rising costs, including as a result of government restrictions or trade actions; natural disaster threats; extreme weather events; epidemics; pandemics (including the COVID-19 pandemic); political instability in certain international locations, including war and other geopolitical developments; information security and privacy breaches, including loss or theft of data; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.

•	Our team including: recruitment, retention and appropriate training in a highly competitive industry (including retention of team members leading recent acquired businesses in emerging areas of our business), the level of our employee engagement and impact on engagement or other aspects of our business or any unresolved collective agreements, our ability to maintain our unique culture as we grow, the risk that certain independent contractors in our business could be classified as employees, and the physical and mental health of our team, which are critical to engagement and productivity.

•	Environment, health and safety including: loss of employee work time as a result of illness or injury; public concerns related to radio frequency emissions; environmental issues including climate-related risks (such as extreme weather events and other natural hazards), waste and waste recycling, risks relating to fuel systems on our properties and the environmental impact of our network including legacy network equipment, changing government and public expectations regarding environmental matters and our responses; and challenges associated with epidemics or pandemics, including the COVID-19 pandemic and our response to it, which may add to or accentuate these factors.

Energy use including: our ability to identify, procure and implement solutions to reduce energy consumption and adopt cleaner sources of energy; our ability to identify and make suitable investments in renewable energy, including in the form of virtual power purchase agreements; our ability to continue to realize significant absolute reductions in energy use and the resulting greenhouse gas (GHG) emissions in our operations (in part as a result of programs and initiatives focused on our buildings and network); and other risks associated with achieving our goals to achieve carbon neutrality and reduce our GHG emissions by 2030.

•	Real estate matters including risks associated with our real estate investments, such as financing risks and uncertain future demand, occupancy and rental rates, especially as a result of the COVID-19 pandemic.

•	Financing, debt and dividend requirements including: our ability to carry out financing activities, refinance our maturing debt, lower our net debt to EBITDA ratio to our objective range given the cash demands of spectrum auctions, and/or our ability to maintain investment-grade credit ratings. Our business plans and growth could be negatively affected if existing financing is not sufficient to cover our funding requirements.

Lower than planned free cash flow could constrain our ability to invest in operations, reduce leverage or return capital to shareholders, and could affect our ability to sustain our dividend growth program through 2025 and any further dividend growth programs. This program may be affected by factors such as the competitive environment, fluctuations in the Canadian economy or the global economy, our earnings and free cash flow (which may be affected by restructuring and other costs resulting from initiatives such as post-acquisition integration and cost efficiency programs), our levels of capital expenditures and spectrum licence purchases, acquisitions, the management of our capital structure, regulatory decisions and developments, and business continuity events. Quarterly dividend decisions are subject to assessment and determination by our Board of Directors based on our financial position and outlook. There can be no assurance that our dividend growth program will be maintained, unchanged and/or completed.

•	Tax matters including: interpretation of complex domestic and foreign tax laws by the relevant tax authorities that may differ from our interpretations; the timing and character of income and deductions, such as depreciation and operating expenses; tax credits or other attributes; changes in tax laws, including tax rates; tax expenses that are materially different than anticipated, including the taxability of income and deductibility of tax attributes or retroactive application of new legislation; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and changes to the interpretation of tax laws, including those resulting from changes to applicable accounting standards or the adoption of more aggressive auditing practices by tax authorities, tax reassessments or adverse court decisions impacting the tax payable by us.

•	The economy including: the state of the economy in Canada, which may be influenced by economic and other developments outside of Canada, including potential outcomes of future policies and actions of foreign governments, as well as public and private sector, responses to pandemics; expectations regarding future interest rates; inflation; unemployment levels; immigration levels; effects of volatility in oil prices; effects of low business spending (such as reducing investments and cost structure); pension investment returns and factors affecting pension benefit obligations, funding and solvency discount rates; fluctuations in exchange rates of the currencies of various countries in which we operate; sovereign credit ratings and effects on the cost of borrowing; the impact of tariffs on trade between Canada and the United States; and global implications of the dynamics of trade relationships among major world economies.

Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other costs, without losing customer service focus or negatively affecting business operations. Examples of these initiatives are: our operating efficiency and effectiveness program to drive improvements in financial results; business integrations; business product simplification; business process automation and outsourcing; offshoring and reorganizations; procurement initiatives; and real estate rationalization.

•	Litigation and legal matters including: our ability to successfully respond to investigations and regulatory proceedings; our ability to defend against existing and potential claims and lawsuits (including intellectual property infringement claims and class actions based on consumer claims, data, privacy or security breaches and secondary market liability), or to negotiate and exercise indemnity rights or other protections in respect of such claims and lawsuits; and the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.

•	Foreign operations and our ability to successfully manage operations in foreign jurisdictions, including managing risks such as currency fluctuations and exposure to various economic, international trade, political and other risks of doing business globally. See also Section 10.3 Regulatory matters and TELUS International’s financial performance which impacts our financial performance in our 2022 annual MD&A.

•	TELUS International’s financial performance which impacts our financial performance. Factors that may affect TI’s financial performance are described in TI’s public filings available on SEDAR+ and EDGAR and may include: intense competition from companies offering similar services; attracting and retaining qualified team members to support its operations; the inelasticity of TI’s labour costs relative to short-term movements in client demand could have adverse impacts on the business; TI’s ability to grow and maintain profitability if changes in technology or client expectations outpace service offerings and internal tools and processes; the timing and success of TI’s cost efficiency programs; TI maintaining its culture as it grows; the effects of global economic and geopolitical conditions on TI and its clients’ businesses and demand for its services; TI’s ability to respond to reductions in client demand in a timely and cost-effective manner whether due to labour and employment laws or otherwise; the significant portion of TI’s revenue that is dependent on a limited number of large clients, two of which (excluding TELUS) each accounted for more than 10% of our digitally-led customer experiences – TELUS International (DLCX) revenue; continued consolidation in many of the verticals in which TI offers services resulting in potential client loss; the adverse impact on TI’s business if certain independent contractors were classified as employees, and the costs associated with defending, settling or resolving any future lawsuits (including demands for arbitration) relating to the independent contractor classification; TI’s ability to successfully identify, complete, integrate and realize the benefits of acquisitions and manage associated risks; cyberattacks or unauthorized disclosure resulting in access to sensitive or confidential information and data of its clients or their end customers, which could have a negative impact on its reputation and client confidence; TI’s business not developing in ways it currently anticipates due to negative public reaction to offshore outsourcing, proposed legislation or otherwise; ability to meet client expectations regarding its content moderation services being adversely impacted due to factors beyond its control and its content moderation team members suffering adverse emotional or cognitive effects in the course of performing their work; and TI’s short history operating as a separate, publicly traded company. TELUS International’s primary functional and reporting currency is the U.S. dollar and the contribution to our consolidated results of positive results in our DLCX segment may be offset by any strengthening of the Canadian dollar (our reporting currency) compared to the U.S. dollar, the European euro, the Philippine peso and the currencies of other countries in which TI operates. The trading price of the subordinate voting shares of TI (TI Subordinate Voting Shares) may be volatile and is likely to fluctuate due to a number of factors beyond its control, including actual or anticipated changes in profitability; general economic, social or political developments; changes in industry conditions; changes in governance regulation; inflation; low trading volume; the general state of the securities markets; and other material events. TI may choose to publicize targets or provide other guidance regarding its business and it may not achieve such targets. Failure to do so could also result in a decline in the trading price of the TI Subordinate Voting Shares. A decline in the trading price of the TI Subordinate Voting Shares due to these or other factors could result in a decrease in the fair value of TI multiple voting shares held by TELUS.

These risks are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in our 2022 annual MD&A, as updated in Sections 9 and 10 of our Q2 2023 interim MD&A. Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect the Company.

Many of these factors are beyond our control or outside of our current expectations or knowledge. Additional risks and uncertainties that are not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations, and are based on our assumptions, as at the date of this document and are subject to change after this date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements. The forward-looking statements in this news release are presented for the purpose of assisting our investors and others in understanding certain key elements of our expected 2023 financial results as well as our objectives, strategic priorities and business outlook. Such information may not be appropriate for other purposes.

This cautionary statement qualifies all of the forward-looking statements in this document.

Non-GAAP and other specified financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. For certain financial metrics, there are definitional differences between TELUS and TELUS International reporting. These differences largely arise from TELUS International adopting definitions consistent with practice in its industry. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure. Certain of the metrics do not have generally accepted industry definitions.

Adjusted Net income and adjusted basic earnings per share (EPS): These are non-GAAP measures that do not have any standardized meaning prescribed by IFRS-IASB and are therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted Net income excludes the effects of restructuring and other costs, income tax-related adjustments, other equity (income) losses related to real estate joint ventures, long-term debt prepayment premium and other adjustments (identified in the following tables). Adjusted basic EPS is calculated as adjusted net income divided by the basic weighted-average number of Common Shares outstanding. These measures are used to evaluate performance at a consolidated level and exclude items that, in management’s view, may obscure underlying trends in business performance or items of an unusual nature that do not reflect our ongoing operations. They should not be considered alternatives to Net income and basic EPS in measuring TELUS’ performance.

Reconciliation of adjusted Net Income

	Three-month periods ended June 30
C$ and in millions	2023	2022
Net income attributable to Common Shares	200	468
Add (deduct) amounts of net of amount attributable to non-controlling interests:
Restructuring and other costs	107	27
Tax effect of restructuring and other costs	(26)	(8)
Income tax-related adjustments	(13)	(6)
Virtual power purchase agreements unrealized change in forward element	7	(80)
Tax effect of virtual power purchase agreements unrealized change in forward element	(2)	21
Adjusted Net income	273	422

Reconciliation of adjusted basic EPS

	Three-month periods ended June 30
C$	2023	2022
Basic EPS	0.14	0.34
Add (deduct) amounts net of amount attributable to non-controlling interests:
Restructuring and other costs, per share	0.08	0.02
Tax effect of restructuring and other costs, per share	(0.02)	—
Income tax-related adjustments, per share	(0.01)	—
Virtual power purchase agreements unrealized change in forward element, per share	—	(0.06)
Tax effect of virtual power purchase agreements unrealized change in forward element	—	0.02
Adjusted basic EPS	0.19	0.32

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered as an alternative to Net income in measuring TELUS’ performance, nor should it be used as a measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues and other income less the total of Goods and services purchased expense and Employee benefits expense.

We also calculate Adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

EBITDA and Adjusted EBITDA reconciliations

	TTech		DLCX		Total
Three-month periods ended June 30 (C$ millions)	2023	2022	2023	2022	2023	2022
Net income					196	498
Financing costs					323	97
Income taxes					63	167
EBIT	560	667	22	95	582	762
Depreciation	553	498	45	38	598	536
Amortization of intangible assets	344	252	64	43	408	295
EBITDA	1,457	1,417	131	176	1,588	1,593
Add restructuring and other costs included in EBITDA	94	19	21	10	115	29
EBITDA – excluding restructuring and other costs and Adjusted EBITDA	1,551	1,436	152	186	1,703	1,622

Adjusted EBITDA less capital expenditures is calculated for our reportable segments, as it represents a simple cash flow view that may be more comparable to other issuers.

Adjusted EBITDA less capital expenditures reconciliations

	TTech		DLCX		Total
Three-months ended June 30 (C$ millions)	2023	2022	2023	2022	2023	2022
Adjusted EBITDA	1,551	1,436	152	186	1,703	1,622
Capital expenditures	(773)	(1,016)	(34)	(38)	(807)	(1,054)
Adjusted EBITDA less capital expenditures	778	420	118	148	896	568

Free cash flow: We report this measure as a supplementary indicator of our operating performance, and there is no generally accepted industry definition of free cash flow. It should not be considered as an alternative to the measures in the condensed interim consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the condensed interim consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. We exclude impacts of accounting standards that do not impact cash, such as IFRS 15 and IFRS 16. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation

	Three-month periods ended June 30
C$ and in millions	2023	2022
EBITDA	1,588	1,593
Restructuring and other costs, net of disbursements	15	8
Effects of contract asset, acquisition and fulfilment (IFRS 15 impact) and TELUS Easy Payment device financing	17	49
Effects of lease principal (IFRS 16 impact)	(129)	(125)
Items from the condensed interim consolidated statements of cash flows:
Share-based compensation, net	30	42
Net employee defined benefit plans expense	16	25
Employer contributions to employee defined benefit plans	(7)	(8)
Interest paid	(295)	(195)
Interest received	3	—
Capital expenditures[1]	(807)	(1,054)
Free cash flow before income taxes	431	335
Income taxes paid, net of refunds	(152)	(130)
Free cash flow	279	205

(1)	Refer to Note 31 of the interim consolidated financial statements for further information.

Free cash flow reconciliation with Cash provided by operating activities

	Three-month periods ended June 30
C$ and in millions	2023	2022
Free cash flow	279	205
Add (deduct):
Capital expenditures[1]	807	1,054
Effects of lease principal and leases accounted for as finance leases prior to adoption of IFRS 16	129	125
Net change in non-cash operating working capital not included in preceding line items and other individually immaterial items included in Net income neither providing nor using cash	(98)	(134)
Cash provided by operating activities	1,117	1,250

(1)	Refer to Note 31 of the interim consolidated financial statements for further information.

Mobile phone average revenue per subscriber per month (ARPU) is calculated as network revenue derived from monthly service plan, roaming and usage charges; divided by the average number of mobile phone subscribers on the network during the period, and is expressed as a rate per month.

Appendix

Operating revenues and other income – TTech segment

C$ millions, except footnotes and unless noted otherwise	Three months ended June 30		Per cent
(unaudited)	2023	2022	change
Mobile network revenue	1,718	1,623	5.9
Mobile equipment and other service revenues	519	459	13.1
Fixed data services[1]	1,146	1,079	6.2
Fixed voice services	190	201	(5.5)
Fixed equipment and other service revenues	131	121	8.3
Health services	428	137	n/m
Agriculture and consumer goods services	79	81	(2.5)
Operating revenues (arising from contracts with customers)	4,211	3,701	13.8
Other income	12	28	(57.1)
External Operating revenues and other income	4,223	3,729	13.2
Intersegment revenues	4	4	—
TTech Operating revenues and other income	4,227	3,733	13.2

(1)	Excludes health services and agriculture and consumer goods services.

Notations used in the table above: n/m – not meaningful.

Operating revenues and other income – DLCX segment

C$ millions, except footnotes and unless noted otherwise	Three months ended June 30		Per cent
(unaudited)	2023	2022	change
Operating revenues (arising from contracts with customers)	723	672	7.6
Intersegment revenues	173	125	38.4
DLCX Operating revenues and other income	896	797	12.4

About TELUS

TELUS (TSX: T, NYSE: TU) is a dynamic, world-leading communications technology company with more than $18 billion in annual revenue and over 18 million customer connections spanning wireless, data, IP, voice, television, entertainment, video, and security. Our social purpose is to leverage our global-leading technology and compassion to drive social change and enable remarkable human outcomes. Our longstanding commitment to putting our customers first fuels every aspect of our business, making us a distinct leader in customer service excellence and loyalty. The numerous, sustained accolades TELUS has earned over the years from independent, industry-leading network insight firms showcase the strength and speed of TELUS’ global-leading networks, reinforcing our commitment to provide Canadians with access to superior technology that connects us to the people, resources and information that make our lives better.

Operating in 32 countries around the world, TELUS International (TSX and NYSE: TIXT) is a leading digital customer experience innovator that designs, builds, and delivers next-generation solutions, including AI and content moderation, for global and disruptive brands across strategic industry verticals, including tech and games, communications and media, eCommerce and fintech, banking, financial services and insurance, health care, and others.

TELUS Health is a global health care leader, which provides employee and family primary and preventive health care and wellness solutions. Our TELUS team, along with our 100,000 health professionals, are leveraging the combination of TELUS’ strong digital and data analytics capabilities with our unsurpassed client service to dramatically improve remedial, preventive and mental health outcomes covering 68 million lives, and growing, around the world. As the largest provider of digital solutions and digital insights of its kind, TELUS Agriculture & Consumer Goods enables efficient and sustainable production from seed to store, helping improve the safety and quality of food and other goods in a way that is traceable to end consumers.

Driven by our determination and vision to connect all citizens for good, our deeply meaningful and enduring philosophy to give where we live has inspired TELUS and our team to contribute $1.6 billion, including 2.2 million days of service since 2000. This unprecedented generosity and unparalleled volunteerism have made TELUS the most giving company in the world. Together, let’s make the future friendly.

For more information about TELUS, please visit telus.com, follow us @TELUSNews on Twitter and @Darren_Entwistle on Instagram.

Investor Relations

Robert Mitchell

(647) 837-1606

ir@telus.com

Media Relations

Steve Beisswanger

(514) 865-2787

Steve.Beisswanger@telus.com